Exhibit 99.40

Formation Capital Corporation

Suite  1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  www.formcap.com

Significant New Mineralization Discovered in Recent Drilling

Vancouver, B.C., October 28, 2004 Formation Capital Corporation (FCO-TSX) (the Company) is pleased to announce the most recently available results from the ongoing 25,000 foot drill program on its 100% owned Idaho Cobalt Project by its 100% owned subsidiary Formation Capital Corporation, U.S.  The drill program is designed to develop additional reserves and resources along strike and down-dip on the Ram deposit.  Drill holes will improve the knowledge of the ore zones and minimize development risk.  Previously released drill results demonstrated an increase in the measured and indicated resource.  The current results tabled below demonstrate a further increase in the resource.  There are additional holes awaiting assays and several holes remain to be drilled.

Earlier in the 2004 drill program, the Company was successful in confirming the down dip extension of mineralization along 400 feet of a known 1600 feet of strike on sections 4+00N to 8+00N.  This mineralization was encountered well below the previously defined vertical depth of 650 feet (table 2).  The grade and width of this mineralization is consistent with that discovered in earlier drill programs.

In more recent drilling, the Company has concentrated its efforts on sections 2+00N, 0+00 and 8+00S.  The mineralization encountered in the three drill holes on sections 2+00N and 0+00 continues to confirm the down dip extension of mineralization now evidenced along 600 feet of strike (table1).  Further to the south three holes were drilled on a 400 foot step out on section 8+00S.  All three holes encountered mineralization extending the strike length of the Ram deposit to approximately one half mile.  The mineralization on this section, the furthest section drilled to the south, appears to increase in grade and width when compared to previous drill intercepts (table 1 and 2).  Mineralization remains open along both north (N) and south (S) strike directions and at depth.

Table 1:  Current Drill Hole Results

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-10/ 707 / -66.0[0]	244.0[0]	8+00S /6+55E	622.9	652.1	29.2	26.3	0.68	1.99	0.0262
R04-12/ 1316 / -68.0[0]	243.4[0]	2+00N / 5+71E	934.7	940.4	5.7	5.5	1.12	0.52	0.0256
R04-13/ 800 / -82.5[0]	243.4[0]	8+00S / 6+55E	712.9	735.0	22.1	19.1	0.93	2.12	0.0326
R04-15/ 1397 / -77.0[0]	243.4[0]	2+00N / 5+71E	947.8	950.0	2.2	2.0	1.77	0.01	0.0144
			1041.0	1044.5	3.5	3.2	1.72	2.48	0.0198
			1308.4	1319.7	11.3	10.5	0.67	0.01	0.0080
R04-17/ 1176 / -61.5[0]	250.0[0]	0+00S / 14+50E	1080.2	1087.1	6.9	6.6	0.63	0.03	0.0121

Table 2:  Previous Drill Hole Results

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-01 / 900 ft / -82[0]	244[0]	8+00N/12+10E	633.5	637.1	3.6	2.7	0.57	0.29	0.0046
R04-03 / 1610 ft / -70[0]	244[0]	6+00N/18+20E	919.0	927.0	8.0	6.1	1.49	0.14	0.0139
			1410.3	1430.0	14.7	13.5	0.60	0.43	0.0066
R04-05/ 1395 / -64.5[0]	243.4[0]	4+00N / 16+70E	1241.5	1254.3	12.8	12.1	0.77	1.26	0.0063
			1265.3	1272.0	6.7	6.3	1.41	0.33	0.0273
R04-07 / 477 / -61[0]	243.4[0]	8+00S / 2+25E	281.0	286.0	5.0	4.9	0.55	0.06	0.0078
R04-08 / 1522 ft / -70[0]	243.4[0]	4+00N / 17+40E	664.8	666.8	2.0	1.7	4.00	0.05	0.0382
			1044.7	1048.7	4.0	3.9	1.05	0.00	0.0133
			1358.6	1365.5	6.9	6.5	1.17	0.84	0.0196

(Cont.)

C O B A L T     . . . THE ESSENTIAL ELEMENT

Formation Capital News Release, October 28, 2004, Page 2

To date the Company has received complete assay results for drill holes R04-01 through R04-8, R04-10, R04-15 and R04-17.  The Company is awaiting completed assay results for drill holes R04-09, R04-14, R04-16 and R04-18.  Drill Holes R04-02, R04-04, R04-06 and R04-11 were lost due to poor near surface ground conditions.  To date, drill holes R04-01 through R04-23 have been completed totaling over 19,400 feet.

Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project.  Drill core samples were sent to ALS Chemex Labs in Vancouver, B.C. for assay.  A current list of drill holes, intersections and location map are available from the Company directly.

To ensure validity of results, Formation employs a regimented sampling procedure, including the submittal of different standard samples of known grade, blank samples and random duplicate samples to ensure results can be replicated.  Further results will be released when available.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes

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C O B A L T     . . . THE ESSENTIAL ELEMENT